UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Organic Spice Imports, Inc.

(Name of Issuer)

Common Stock

(Title of Securities)

68619G104

(CUSIP Number)

Donald J. Wright
3 Empire Boulevard, 5th Floor
South Hackensack, New Jersey 07606
(201) 518-1925

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 10, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68619G104
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Donald J. Wright
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power 5,168,644* 8. Shared Voting Power Not Applicable
9. Sole Dispositive Power 5,168,644*
10. Shared Dispositive Power Not Applicable
11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,168,644*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 40.41%
14. Type of Reporting Person (See Instructions) IN

*Includes 3,558,475 shares of common stock; a warrant for the purchase of 322,033 shares of common stock at an exercise price of $3.00 per share; a warrant for the purchase of 322,034 shares of common stock at an exercise price of $4.00 per share; a warrant for the purchase of 322,034 shares of common stock at an exercise price of $5.00 per share; a warrant for the purchase of 322,034 shares of common stock at an exercise price of $6.00 per share; and a warrant for the purchase of 322,034 shares of common stock at an exercise price of $7.00 per share.  All of the warrants will expire on November 19, 2015.

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Item 1.                    Security and Issuer

Common stock, $0.0001 par value, of Organic Spice Imports, Inc. (the “Issuer”).  The Issuer’s address is 7910 Ivanhoe Avenue, Suite 414, La Jolla, California 92037.

Item 2.                    Identity and Background

(a)           This statement is filed by Donald J. Wright (the “Reporting Person”).

(b)           The Reporting Person’s address is 3 Empire Boulevard, 5th Floor, South Hackensack, New Jersey 07606.

(c)           The Reporting Person is a consultant in the oil and gas industry.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of United Kingdom.

Item 3.                    Source and Amount of Funds or Other Consideration

The Reporting Person’s securities were purchased with his personal funds. The Reporting Person paid $95,000 for 3,558,475 shares of common stock; a warrant for the purchase of 322,033 shares of common stock at an exercise price of $3.00 per share; a warrant for the purchase of 322,034 shares of common stock at an exercise price of $4.00 per share; a warrant for the purchase of 322,034 shares of common stock at an exercise price of $5.00 per share; a warrant for the purchase of 322,034 shares of common stock at an exercise price of $6.00 per share; and a warrant for the purchase of 322,034 shares of common stock at an exercise price of $7.00 per share.  All of the warrants will expire on November 19, 2015.

Item 4.                    Purpose of Transaction

The Reporting Person acquired the securities as part of a plan to take control of the Issuer.  Following the acquisition of the securities, the Issuer's officers and directors resigned and Charles Saracino was appointed as the Issuer's sole officer and director. The Issuer, which is a shell company, intends to enter into a business combination with a private operating entity in the near future.

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Item 5.                    Interest in Securities of the Issuer

As computed using Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person beneficially owns a total of 5,168,644 shares, or approximately 40.41%, of the Issuer’s common stock. This includes warrants covering a total of 1,610,169 shares of the Issuer's common stock. The warrants will expire on November 19, 2015. The Reporting Person has the sole power to vote and to dispose of the shares he owns. Other than the transaction reported, the Reporting Person did not effect any transactions in the Issuer’s common stock during the 60 days prior to the date of this report. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock in the Issuer owned by the Reporting Person.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.                    Material to Be Filed as Exhibits

(1)           Amended and Restated Agreement for the Purchase of Common Stock & Warrants.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2012

/s/ Donald J. Wright
Donald J. Wright

Exhibit

AMENDED AND RESTATED
AGREEMENT FOR THE PURCHASE OF
COMMON STOCK & WARRANTS

THIS AMENDED AND RESTATED AGREEMENT FOR THE PURCHASE OF COMMON STOCK AND WARRANTS (this “Amended Agreement”), made this 13th  day of January, 2012 by and among Daniel C. Masters, Attorney At Law (“Masters”), with an address at 1752 Castellana Road, La Jolla, CA 92037, as representative for certain stockholders and warrant holders, each as set forth on Schedule A attached hereto (the “Sellers”), X-Factor Communications LLC, a New York limited liability company, with an address as 3 Empire Blvd., 5th Floor, South Hackensack, NJ 07606 (“X-Factor”), and the persons whose names and addresses are set forth on Schedule B hereto  (each, a "Buyer", collectively, the "Buyers"), amends and restates that certain Agreement for the Purchase of Common Stock and Warrants, dated November 22, 2011, as amended on December 20, 2011, by and between Masters and X-Factor (the "Original Agreement").

WITNESSETH:

WHEREAS, pursuant to the terms of the Original Agreement, X-Factor has deposited an aggregate of Seventy-Five Thousand Dollars ($75,000) (the "Deposit Amount") in an escrow account as a non-refundable deposit for the purchase of those certain securities consisting of an aggregate of Eleven Million and Fifty Thousand (11,050,000) shares of Common Stock (the "Shares") of Organic Spice Imports, Inc., a Delaware corporation (“ORSI”), including Ten Million (10,000,000) shares of restricted Common Stock (the "Restricted Shares") and One Million and Fifty Thousand (1,050,000) shares of unrestricted Common Stock, and Five Million (5,000,000) warrants entitling the holders to purchase ORSI common stock (the “Warrants”, collectively with the Shares, the "Securities"); and

WHEREAS, the Sellers have appointed Masters to represent each of them and to receive and hold all consideration received in connection with the sale of the Securities; and

WHEREAS, the parties desire to amend the Original Agreement to designate the Buyers as the purchasers of the Securities in lieu of X-Factor; and

WHEREAS, Masters, X-Factor and Jody M. Walker, Attorney At Law, as Escrow Agent ("Escrow Agent"), have entered into an ESCROW AGREEMENT, dated November 28, 2011 (the "Escrow Agreement");

NOW THEREFORE, in consideration of the mutual promises, covenants and representations contained herein, the parties hereto agree as follows:

ARTICLE I
SALE OF SECURITIES

1.01      Subject to the terms and conditions of this Amended Agreement, the Sellers agree to sell the Securities to the Buyers and each Buyer agrees to purchase from the Sellers the aggregate number of Shares set forth opposite such Buyer's name in Column I on Schedule B hereto and the aggregate number of Warrants set forth opposite such Buyer's name in Column II on Schedule B hereto, for the total purchase price payable by such Buyer set forth opposite such Buyer's name in Column III on Schedule B hereto.  The aggregate purchase price for all the Securities is Two Hundred Ninety-Five Thousand Dollars ($295,000) (the "Purchase Price").

1.02      The Sellers have appointed Masters to represent them with full authority to act on their behalf in connection herewith.

1.03      Masters and Buyers hereby appoint the Escrow Agent to act as the escrow agent for the transactions contemplated by this Amended Agreement, subject to and in accordance with the Escrow Agreement, pursuant to which the Escrow Agent shall (i) receive and hold all consideration received for the sale of the Securities, and all documents, stock certificates, stock powers and corporate records of ORSI in the Escrow Account; (ii) distribute the funds received for the sale of the Securities in accordance with the terms of this Amended Agreement, and (iii) upon the Closing, distribute the Securities and documents of ORSI to be held in the Escrow Account to the Buyers, unless it is agreed by the parties that the documents and certificates shall be distributed to the Buyers in another way.

1.04      The purchase and sale of the Securities (the "Closing") shall take place on or prior to January 20, 2012 (the "Closing Deadline").  The date on which the Closing occurs is referred to herein as the "Closing Date".  Sellers hereby acknowledge their receipt of the Deposit Amount prior to the date of this Amended Agreement.  Upon the Closing, each Buyer agrees to deliver to the Escrow Account the amount of cash set forth opposite such Buyer's name in Column IV on Schedule B hereto, for an aggregate payment by the Buyers at the Closing of Two Hundred and Twenty Thousand Dollars ($220,000) (the "Final Payment"), representing the difference between the Purchase Price and the Deposit Amount.  In addition, on or prior to the Closing Date, each Buyer agrees to deliver to X-Factor the amount cash set forth opposite such Buyer's name in Column V on Schedule B hereto, for an aggregate payment to X-Factor of Seventy-Five Thousand ($75,000) as reimbursement for X-Factor's payment of the Deposit Amount pursuant to the terms of the Original Agreement.

1.05      After the Purchase, the Buyers shall file the appropriate filings with the Securities and Exchange Commission disclosing the acquisition of the Securities by the Buyers.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

The Sellers hereby represent and warrant to Buyers and X- Factor the following:

2.01     Organization. ORSI is a Delaware corporation duly organized, validly existing, and in good standing under the laws of that state, has all necessary corporate powers to own properties and carry on a business, and is duly qualified to do business and is in good standing in the state of Delaware and any other jurisdiction where the conduct of its business so requires.  All actions taken by the incorporators, directors and/or shareholders of ORSI have been valid and in accordance with the laws of the state of Delaware.  ORSI is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and its common stock is approved for quotation on the OTC Bulletin Board under the trading symbol of ORSI.  ORSI was created by order of a U.S. Bankruptcy Court as part of the Chapter 11 reorganization of its former parent. The Court ordered ORSI to be newly incorporated and ordered it to issue stock and warrants free of all restrictions.

2.02      Capital.   The authorized capital stock of ORSI consists of 100,000,000 shares of Common Stock, $0.0001 par value, and 20,000,000 shares of Preferred Stock, $0.0001 par value, of which 11,180,000 shares of Common Stock and no shares of Preferred Stock are issued and outstanding.  All outstanding shares are fully paid and non-assessable, free of liens, encumbrances, options, restrictions, rights of first refusal and other legal or equitable rights of others.  In addition there are 5,000,000 Warrants outstanding, each to purchase one share of Common Stock. The warrants are denominated as follows: 1,000,000 “A” warrants exercisable at $3.00 each; 1,000,000 “B” warrants exercisable at $4.00 each; 1,000,000 “C” warrants exercisable at $5.00 each; 1,000,000 “D” warrants exercisable at $6.00 each; 1,000,000 “E” warrants exercisable at $7.00 each. Immediately prior to the Closing, there will be no outstanding subscriptions, options, rights, warrants, convertible securities, or other agreements or commitments obligating ORSI to issue or to transfer from treasury any additional shares of its capital stock other than the Warrants as described above.  None of the outstanding shares of ORSI are subject to any restriction on transferability or voting agreements.  There are 50 shareholders of record of ORSI. All of such shareholders have valid title to the shares owned by them and acquired their shares in a lawful transaction and in accordance with Delaware corporate law, applicable state and federal securities laws and bankruptcy laws of the United States.

2.03      SEC Documents; Financial Statements; Material Changes.

(a) The Sellers hereby make reference to the following documents filed by ORSI with the Securities and Exchange Commission (the "Commission"), which are available for review on the Commission’s website, www.sec.gov (collectively, the “SEC Documents”): (a) Form 10-12G/A filed on May 12, 2011, (ii) Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, (iii) Current Reports on Form 8-K filed on September 23, 2011 and October 26, 2011, and (iv) Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.  As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act, as amended, and the rules and regulations promulgated thereunder and none of the SEC Documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of ORSI included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the Commission with respect thereto, have been prepared in accordance with generally accepted accounting principles in the United States (except, in the case of unaudited statements, as permitted by the applicable form under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the financial position of ORSI as of the dates thereof and its consolidated statements of operations, stockholders’ equity and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments which were and are not expected to have a material adverse effect on ORSI.  The SEC Documents constitute all of the documents and reports that ORSI is or was required to file with the Commission  since ORSI's inception.  ORSI does not have pending before the Commission any request for confidential treatment of information.  Sellers' representative has provided Buyers with all written comments issued by the Commission's Division of Corporation Finance with respect to the SEC Documents since ORSI's inception.

(b) Material Changes.  Since September 30, 2011, there has been no event, occurrence or development that has had or that could reasonably be expected to result in a material adverse effect on ORSI, (ii) ORSI has not altered its method of accounting, (iii) ORSI has incurred no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise and whether required to be reflected on a balance sheet or not), (iv) ORSI has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) ORSI has not issued any equity securities.

2.04      Filings with Government Agencies. ORSI has made all filings with the state of Delaware that might be required.  Upon the purchase of the Shares, Buyers will have the full responsibility for causing ORSI to file any and all documents required by the Securities and Exchange Commission, and/or any other government agency.  The Sellers will supply the Buyers and X-Factor with all information that is currently available for ORSI.  The Buyers and X-Factor understand that the Sellers will have no responsibility whatsoever for any filings made by ORSI in the future, either with the SEC, FINRA, DTC or the State of Delaware.

2.05      Liabilities.  ORSI does not and at the Closing shall not have any debt, liability, or obligation of any nature, whether accrued, absolute, contingent, or otherwise and whether required to be reflected on a balance sheet or not.  There is no pending, asserted or, to the Sellers' knowledge, threatened, claims, lawsuits or contingencies involving ORSI or any of the Securities. To the best of knowledge of the Sellers, there is no dispute of any kind between ORSI and any third party, and no such dispute will exist at the Closing, and at the Closing, ORSI will be free from any and all liabilities, liens, claims and/or commitments.  The Sellers agree to indemnify the Buyers and X-Factor against any past liabilities pertaining to ORSI's conduct of business that should arise within one year following the Closing.

2.06      Tax Returns.  ORSI has had no business activity and has not filed either federal income tax returns or state income tax returns, but is current with the State of Delaware Franchise Tax obligation.  As of the Closing, there shall be no taxes of any kind due or owing.

2.07      Ability to Carry Out Obligations.  The Sellers have the right, power, and authority to enter into, and perform their obligations under this Amended Agreement.  The execution and delivery of this Amended Agreement by the Sellers and the performance by the Sellers of their obligations hereunder will not cause, constitute, or conflict with or result in (a) any breach or violation of any of the provisions of or constitute a default under any license, indenture, mortgage, charter, instrument, articles of incorporation, bylaw, or other agreement or instrument to which ORSI, its officers, directors or Sellers are a party, or by which they may be bound, nor will any consents or authorizations of any party other than those hereto be required, (b) an event that would cause ORSI (and/or assigns) to be liable to any party, or (c) an event that would result in the creation or imposition of any lien, charge, or encumbrance on any asset of ORSI or upon the Securities of ORSI to be acquired by the Buyers.

2.8       Contracts, Leases and Assets.  To the best of the knowledge of the Sellers, ORSI is not a party to any contract, agreement or lease other than its agreement with its stock transfer agent.  No person holds a power of attorney from ORSI or the Sellers.  At the Closing, ORSI will have no assets or liabilities.

2.9       Compliance with Laws.  To the best of knowledge of the Sellers, ORSI has complied in all material respects, with, and is not in violation of any, federal, state, or local statute, law, and/or regulation pertaining to ORSI.  To the best of the knowledge of the Sellers, ORSI has complied with all federal and state securities laws in connection with the offer, sale and distribution of its Securities.  At the time that ORSI sold Securities to the Sellers, ORSI was entitled to use the exemptions provided by the Securities Act of 1933 and/or the exemption provided by Section 1145 of the Bankruptcy Code relative to the sale and issuance of the Securities.  The Securities being sold herein are being sold in a private transaction between the Sellers and the Buyer, and the Sellers make no representation as to whether the Shares are subject to trading restrictions under the Securities Act of 1933, as amended and rules thereunder; provided, however, Sellers understand and agree that Buyers and X-Factor are entering into the transactions contemplated hereby in reliance upon the legal opinion of their representative hereunder, Daniel C. Masters, provided to the Buyers and X-Factor pursuant to Section 3.02(a)(xv) hereof.

2.10      Litigation.  To the best of the knowledge of the Sellers, ORSI is not a party to any suit, action, arbitration, or legal, administrative, or other proceeding, or pending governmental investigation. To the best knowledge of the Sellers, there is no basis for any such action or proceeding and no such action or proceeding is threatened against ORSI.  ORSI is not a party to or in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department, agency, or instrumentality.  ORSI has never been the subject of any oral or written inquiry from the Office of Fraud Detection and Market Intelligence of FINRA (or any equivalent division of FINRA) or the Enforcement Division of the Commission.

2.11      Conduct of Business.  Prior to the Closing, ORSI shall conduct its business in the normal course, and shall not (without the prior written approval of Buyer) (i) sell, pledge, or assign any assets, (ii) amend its Certificate of Incorporation or Bylaws, (iii) declare dividends, redeem or sell stock or other securities (iv) incur any liabilities, except in the normal course of business, (v) acquire or dispose of any assets, enter into any contract, guarantee obligations of any third party, or (vi) enter into any other transaction.

2.12      Closing Documents.   The certificate of incorporation, bylaws, and all minutes, consents or other documents pertaining to ORSI delivered at or prior the Closing shall be valid and in accordance with the laws of Delaware.

2.13      Title.  The Sellers have good and marketable title to all of the Securities being sold by them to the Buyers pursuant to this Amended Agreement.  The Securities will be, at the Closing, free and clear of all liens, security interests, pledges, charges, claims, encumbrances and restrictions of any kind, except for restrictions on transfer imposed by federal and state securities laws.  None of the securities are or will be subject to any voting trust or agreement.  No person holds or has the right to receive any proxy or similar instrument with respect to such securities.  Except as provided in this Amended Agreement, the Sellers are not a party to any agreement which offers or grants to any person the right to purchase or acquire any of the Securities. There is no applicable local, state or federal law, rule, regulation, or decree which would, as a result of the purchase of the securities by Buyers (and/or assigns) impair, restrict or delay voting rights with respect to the Securities.

2.14      Transfer of Shares.  The Sellers, at their expense, will have the responsibility for sending all certificates representing the Securities being purchased, along with the proper stock powers with medallion bank signature guarantees and assignments acceptable to the Buyers and the Escrow Agent for delivery to the Buyers, or shall make other arrangements for delivery acceptable to Buyers.  Any subsequent transfers requested by Buyers shall be at Buyer's expense.

2.15      Representations.  All representations shall be true as of the Closing and all such representations shall survive the Closing.

ARTICLE III
CLOSING

3.01      Time of Closing.  The Closing shall occur when all of the documents and consideration described in 3.02 below have been delivered, or other arrangements made and agreed to in writing, in no event later than the Closing Deadline.

3.02      Documents and Payments to be Delivered at Closing.  As a condition to the Closing, the following documents, in form reasonably acceptable to counsel to the parties, shall be delivered:

(a)           By the Sellers:

(i)	Certificate of Incorporation and all amendments thereto;

(ii)	Bylaws and all amendments thereto;

(iii)	All minutes of meetings and written consents of shareholders;

(iv)	All minutes of meetings and written consents of the board of directors;

(v)	List of officers and directors;

(vi)	Evidence of good standing with the Secretary of State of Delaware;

(vii)	Current shareholder list from the transfer agent of ORSI;

(viii)	True and correct copies of all of the business records of ORSI, including but not limited to correspondence files and agreements and contracts;

(ix)
Stock certificates along with stock powers with signature guarantees acceptable to the transfer agent, representing the Shares, endorsed in favor of the name or names as designated by Buyers or left blank and provided that certificates representing 1,050,000 of the Shares shall be unrestricted and therefore issued in the names of Buyers in accordance with Schedule B hereto without any restrictive legend under the Securities Act of 1933 (the "Act");

(x)
Warrant agreements, representing warrants to purchase 5,000,000 shares of common stock of the Company, endorsed in favor of the name or names as designated by Buyers or left blank, not bearing any restrictive legend under the Act;

(xi)	The appointment of a new President, Secretary and Treasurer of ORSI as designated by Buyer, and the resignation of all current officers of ORSI;

(xii)
The appointment of new directors of ORSI as designated by  the Buyers and the resignation of all its current directors, subject to and in compliance with Regulation 14f-1 under the Exchange Act, if applicable;

(xiii)	The General Assignment and Assumption Agreement, in the form attached as Exhibit A hereto, executed by the parties thereto.

(xiv)
A unanimous written consent of the board of directors and stockholders of ORSI authorizing the transactions contemplated by this Amended Agreement and the Assignment and Assumption Agreement referenced above.

(xv)
A written opinion of Daniel C. Masters, in his capacity as counsel to ORSI, opining as to the fact that all of the issued and outstanding shares of ORSI are duly authorized, validly issued and fully paid, and have been issued in compliance with applicable state and federal securities laws, and that 1,050,000 of the Shares are unrestricted under the Act and the Warrants and shares issuable upon exercise of the Warrants are unrestricted under the Act,  in such form as may be reasonably acceptable to Buyers.

(xvi)	Such other documents of ORSI as may be reasonably required by Buyer, if available.

(b)           By Buyers:

(i)           The Purchase Price to be delivered as follows:

(a)           Wire transfer, or other immediately available funds, to the Escrow Account in an aggregate amount equal to $220,000 in accordance with the instructions set forth below:

ESCROW ACCOUNT WIRE TRANSFER INSTRUCTIONS

First Bank of Colorado
10403 West Colfax Avenue
Lakewood, CO 80215
800-964-3444
ABA# 107005047
SWIFT code FBCRUS51

For the account of:

Jody M. Walker COLTAF Trust Account
7841 South Garfield Way
Centennial, CO 80122
303-850-7637
303-482-2731 facsimile
Account # 419-120-3848

(b)           Wire transfer, or other immediately available funds, to X-Factor in an aggregate amount equal to Seventy-Five Thousand Dollars ($75,000) in accordance with the instructions set forth below:

X-FACTOR WIRE TRANSFER INSTRUCTIONS

JPMorgan Chase Bank, N.A
Account Number: 987102559265
ABA Number: 021-000-021
Reference:  X-Factor Communications, LLC

  ARTICLE IV
  INVESTMENT INTENT
4.01      Transfer Restrictions.  Buyers agree that the Restricted Shares acquired pursuant to this Amended Agreement may be sold, pledged, assigned, hypothecated or otherwise transferred, with or without consideration (“Transfer”) only pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act or under the Bankruptcy Code.

4.02.     Investment Intent.  The Buyers are acquiring the Restricted Shares for  their own account for investment, and not with a view toward distribution thereof.

4.03.     No Advertisement.  The Buyers acknowledge that the Shares have been offered to them in direct communication between them and Sellers or through their respective representatives, and not through any advertisement of any kind.

4.04.     Knowledge and Experience.  The Buyers acknowledge that they have been encouraged to seek their own legal and financial counsel to assist them in evaluating this purchase. The Buyers acknowledge that Sellers have given Buyers and all of their counselors access to all information relating to ORSI’s business that they or any one of them have requested. The Buyers acknowledge that they have sufficient business and financial experience, and knowledge concerning the affairs and conditions of ORSI so that they can make a reasoned decision as to the purchase of the Securities and are capable of evaluating the merits and risks of this purchase.

4.05.     Restrictions on Transferability.  The Buyers are aware of the restrictions on transferability of the Restricted Shares and further understand the certificates representing these shares shall bear the following legend.

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION PROVIDED IN SECTIONS 4(1) AND 4(2) AND REGULATION D UNDER THE ACT. AS SUCH, THE PURCHASE OF THIS SECURITY WAS MADE WITH THE INTENT OF INVESTMENT AND NOT WITH A VIEW FOR DISTRIBUTION. THEREFORE, ANY SUBSEQUENT TRANSFER OF THIS SECURITY OR ANY INTEREST THEREIN WILL BE UNLAWFUL UNLESS IT IS REGISTERED UNDER THE ACT OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

The Buyers understand that the Restricted Shares may only be disposed of pursuant to either (i) an effective registration statement under the Act, or (ii) an exemption from the registration requirements of the Act.

ORSI and/or Sellers has neither filed such a registration statement with the SEC or any state authorities nor agreed to do so, nor contemplates doing so in the future, and in the absence of such a registration statement or exemption, the Buyers may have to hold the Shares indefinitely and may be unable to liquidate them in case of an emergency.

ARTICLE V
REMEDIES

5.01      Governing Law; Venue.   Any action arising out of, or relating to, this Amended Agreement, or the making, performance, or interpretation hereof, shall be brought in state or federal courts located in the Borough of Manhattan in the City of New York, NY.  This Amended Agreement shall be governed by and in accordance with the laws of the State of Delaware without regard to it conflicts of laws principles.

5.02      Termination.  If, and only if, the Buyers do not deliver the Final Payment to the Escrow Agent prior to the Closing Deadline, then Masters may terminate this Amended Agreement immediately upon delivery of written notice to the Buyers.  In addition to any other remedies available at law or in equity, the Buyers may terminate this Amended Agreement if prior to the Closing Deadline the Sellers have failed to comply with all material terms of this Amended Agreement or have failed to supply any documents required by this Amended Agreement unless they do not exist, or have failed to disclose any material facts which could have a substantial effect on any part of the transactions contemplated by this Agreement.

5.03      Indemnification.  From and after the Closing, the parties, jointly and severally, agree to indemnify the other against all actual losses, damages and expenses caused by (i) any material breach of this Amended Agreement by them or any material misrepresentation contained herein, or (ii) any misstatement of a material fact or omission to state a material fact required to be stated herein or necessary to make the statements herein not misleading.

5.04      Indemnification Non-Exclusive  The foregoing indemnification provision is in addition to, and not in derogation of any statutory, equitable or common law remedy any party may have for breach of representation, warranty, covenant or agreement.

ARTICLE VI
MISCELLANEOUS

6.01      Captions and Headings.  The article and paragraph headings throughout this Amended Agreement are for convenience and reference only, and shall in no way be deemed to define, limit, or add to the meaning of any provision of this Amended Agreement.

6.02      No Oral Change.  This Amended Agreement and any provision hereof, may not be waived, changed, modified, or discharged, orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought.

6.03      Non Waiver.  Except as otherwise expressly provided herein, no waiver of any covenant, condition, or provision of this Amended Agreement shall be deemed to have been made unless expressly in writing and signed by the party against whom such waiver is charged; and (i) the failure of any party to insist in any one or more cases upon the performance of any of the provisions, covenants, or conditions of this Amended Agreement or to exercise any option herein contained shall not be construed as a waiver or relinquishment for the future of any such provisions, covenants, or conditions, (ii) the acceptance of performance of anything required by this Amended Agreement to be performed with knowledge of the breach or failure of a covenant, condition, or provision hereof shall not be deemed a waiver of such breach or failure, and (iii) no waiver by any party of one breach by another party shall be construed as a waiver with respect to any other or subsequent breach.

6.04      Time of Essence.  Time is of the essence of this Amended Agreement and of each and every provision hereof.

6.05      Entire Agreement.  This Amended Agreement, including any and all attachments hereto, if any, contain the entire Amended Agreement and understanding between the parties hereto, and supersede all prior agreements and understandings.

6.06      Significant Changes   The Sellers understand that significant changes may be made in the capitalization and/or stock ownership of ORSI, which changes could involve a forward or reverse stock split and/or the issuance of additional shares, thus possibly having a dramatic negative effect on the percentage of ownership and/or number of shares owned by present shareholders of ORSI.

6.07      Counterparts.  This Amended Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Facsimile or PDF signatures will be acceptable to all parties, except that any stock powers delivered hereunder shall require original medallion guaranteed signatures to be effective.

6.08      Notices.  All notices, requests, demands, and other communications under this Amended Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, or on the second day if faxed, and properly addressed or faxed as follows:

If to the Sellers:

Daniel C. Masters, Esq.
1752 Castellana Road
La Jolla, California 92037
Phone – 858-459-1133
Fax – 858-459-1103
Email – masters@lawyer.com

If to the Buyers:  to the addresses set forth on Schedule B hereto

6.09           Binding Effect.     This Amended Agreement shall inure to and be binding upon the heirs, executors, personal representatives, successors and assigns of each of the parties to this Amended Agreement.

6.10           Effect of Closing.   All representations, warranties, covenants, and agreements of the parties contained in this Amended  Agreement, or in any instrument, certificate, opinion, or other writing provided for in it, shall be true and correct as of the Closing and shall survive the Closing of this Amended Agreement.

6.11           Mutual Cooperation.    The parties hereto shall cooperate with each other before and after the Closing to achieve the purpose of this Amended Agreement, and shall execute such other and further documents and take such other and further actions as may be necessary or convenient to effect the transactions described herein.

6.12      Preparation of Agreement.  Each Party acknowledges  and agrees that:  (i) such party had the advice of, or sufficient opportunity to obtain the advice of, legal counsel separate and independent of legal counsel for any other party; (ii) the terms of the transactions contemplated by this Amended Agreement are fair and reasonable to such party; and (iii) such party has voluntarily entered into the transactions contemplated by this Amended Agreement without duress or coercion; and (iv) no conflict, omission or ambiguity in this Amended Agreement, or the interpretation thereof, shall be presumed, implied or otherwise construed against the other party on the basis that such party and/or its counsel was responsible for drafting this Amended Agreement.

6.13      Severability.  It is the desire and intent of the parties that the provisions of this Amended Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought.  Accordingly, in the event that any provision of this Amended Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Amended Agreement or affecting the validity or enforceability of such provision in any jurisdiction.  Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Amended Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

[SIGNATURES FOLLOW]

In witness whereof, this Amended Agreement has been duly executed by the parties hereto as of the date first above written.

Daniel C. Masters - Representing Sellers	X-Factor Communications LLC

By: /s/ Daniel C. Master___________ Daniel C. Masters	By: /s/ Charles Saracino Charles Saracino Chief Executive Officer

Buyers:

/s/ Randle Kenilworth______________
Randle Kenilworth

/s/ Peter Quigley______________________
Peter Quigley

/s/ Donald J. Wright_____________________
Donald J. Wright

SCHEDULE A

Seller Name	No. of Shares	Certificate No.	Restriction	No. of Warrant Shares	Warrant Number and Class
Ali Balaban	6,000,000	1051	Restricted	N/A	N/A
Daniel Masters	4,000,000	1052	Restricted	N/A	N/A
Linda Masters	50,000	1053	Unrestricted	N/A	N/A
Bernieta Masters	200,000	1007	Unrestricted	200,000	A-1
				200,000	B-1
				200,000	C-1
				200,000	D-1
				200,000	E-1
Muzeyyen Balaban	400,000	1037	Unrestricted	400,000	A-2
				400,000	B-2
				400,000	C-2
				400,000	D-2
				400,000	E-2
The Entrust Group, Inc. FB0 37-10440	400,000	1020	Unrestricted	400,000	A-3
				400,000	B-3
				400,000	C-3
				400,000	D-3
				400,000	E-3
Total	11,050,000			5,000,000

A-1

SCHEDULE B

Buyers' Allocations

	Col I	Col II	Col III	Col IV	Col V
			Total		Deposit
	Shares	Warrants	Purchase	Final	Payment to
Buyer	Purchased	Purchased	Price	Payment	X-Factor
Peter Quigley	3,745,762	1,694,916	$ 100,000	$ 74,577	$ 25,423

Randle Kennelworth	3,745,763	1,694,915	$ 100,000	$ 74,576	$ 25,424

Donald J. Wright	3,558,475	1,610,169	$ 95,000	$ 70,847	$ 24,153

	11,050,000	5,000,000	$ 295,000	$ 220,000	$ 75,000

B-1